UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51405 / March 22, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11833

In the Matter of
 	
     SELECT MEDIA
     COMMUNICATIONS, INC.
 	
 Respondent.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Select Media Communications, Inc. ("Select Media" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 15, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934, as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.	Select Media is a New York corporation with its principal place of business in New York, New York. Select Media is a holding company that purportedly owns small entertainment companies, including a recording studio. Select Media's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. From January 1, 2000 to December 31, 2001, its common stock traded publicly on the OTC Bulletin Board. Presently, Select Media's stock trades on the "Pink Sheets" disseminated by Pink Sheets, LLC.

B.	Select Media has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since May 14, 2002 (for its fiscal year ending December 31, 2001) or quarterly reports on Form 10-Q since June 12, 2002 (for any fiscal period subsequent to its fiscal quarter ending March 31, 2002).

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act is revoked pursuant to Section 12(j) of the Exchange Act.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary